April 29, 2025

Joseph Mullin
Chief Executive Officer
Rise Gold Corp.
650 - 669 Howe Street
Vancouver, British Columbia, Canada V6C 0B4

       Re: Rise Gold Corp.
           Form 10-K for the Fiscal Year ended July 31, 2024
           Filed October 29, 2024
           File No. 000-53848
Dear Joseph Mullin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation